Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

July 15, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on July 15, 2009.

Item 4

Summary of Material Change

Gammon Gold Announces High Grade Intercepts in the Picacho Open Pit Area and Altagracia Discovery at Ocampo and Provides an Update on its 2009 Exploration Program

Item 5

Full Description of Material Change

Halifax, July 15, 2009: Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): Gammon is pleased to provide a mid-year update of our ongoing 2009 exploration program. In 2009, the Board of Directors approved a $12.3 million exploration program that includes a strategic, 123,000 metre drilling program at our Ocampo mine.

"We are very pleased with the recent drill results and our expanding mineralization to the north, east and south of our current operations at Ocampo. I am particularly pleased with several intercepts in the Picacho pit area where we have had significant results both in-pit and to the southeast of the currently designed Picacho pit, an area that has been previously untested." stated René Marion, Chief Executive Officer of Gammon Gold. He continued, "While we are still in the early stages of the underground drilling program, with only 44% of the drilling complete, the results we have received to date are in line with our expectations and we anticipate that the underground program will be completed by the end of the year."

Ocampo Exploration Highlights

The four pronged 123,000 metre drilling program at Ocampo is focused on: 1) conversion of pit inferred resources to reserves; 2) new grass root open pit targeting identified through surface sampling and satellite aster analysis; 3) conversion of down-dip and on strike underground resources to reserves; and 4) new grass root underground veins targeting projections from surface mapping (10 new veins over 6 kilometres identified that require drill testing).

As of July 1, 2009 there are 11 diamond and reverse circulation drills on site supported by a team of more than 60 experienced geologists and samplers. 50%, or 62,096 metres, of the drilling program has been completed to date. Once completed, the 2009 drilling program will represent 45% of the total drilling done by the Company at Ocampo over the last decade.

The following summarizes the drilling program and the progress to July 1, 2009.

Area	Progress (m)	Planned (m)	% Complete
Near Pit	35,697	52,080	69%
Sta Eduviges	1,763	4,379	40%
NE Underground	17,569	39,776	44%
New Targets	7,067	27,179	26%
Total	62,096	123,414	50%

2

Ocampo In-Mine Drilling Program

  In 2009, the Company launched a drilling program that includes 52,000 metres of surface drilling, 44,000 metres of underground drilling and 3,000 metres of underground development. The primary goals of the in-pit and near-pit drilling are to convert inferred resources to measured and indicated resources within the existing resource pit limits and to further define inferred material below and outside the existing resource pit, for potential underground targets. This program is structured in a three-phased approach with drilling to continue over a six month period. The first two phases that targets inferred material within and at the margins of the current resource pit, targets the completion of approximately 23,000 metres, is due to be completed by the end of July, 2009. The third phase of drilling targets deeper inferred material and is expected to be completed by the end of the third quarter.

  Utilizing two diamond drill rigs and two reverse circulation rigs during the second quarter, surface drilling completed 22,172 metres of drilling (10,273 metres core, 11,899 metres reverse circulation) in 119 holes. Year to date, 35,697 metres of in-pit surface drilling (13,839 metres core, 21,558 metres reverse circulation) in 203 holes have been completed. During the second quarter, drilling was initiated on the entire PGR trend, with a particular focus on the Picacho open pit located on the southeast section of the trend and Estrella/Conico located on the northwest section of the trend.

  Significant intercepts drilled during the quarter include:

  Hole OG-585 in Conico, with a 7.5 metre intercept with an average of 4.23 grams per tonne gold and 463 grams per tonne silver (12.65 gold equivalent);

  Hole OG-659 in Picacho with intercepts of 31.5 metres averaging 1.61 grams per tonne gold and 44 grams per tonne silver (2.41 gold equivalent) and 1.5 metres at 6.21 grams per tonne gold and 392 grams per tonne silver (13.34 gold equivalent); and

  Hole OG-664 in Picacho with a 4.5 metre intercept averaging 7.80 grams per tonne gold and 336 grams per tonne silver (13.92 gold equivalent).

Other significant surface intercepts to date include:

Orebody	Hole	From	To	Length	Au	Ag	AuEq (55)
Picacho	OG-677	45.0	52.5	7.5	3.20	39.45	3.92
	including	45.0	48.0	3.0	6.6	48.20	7.48
Estrella	OG-638	141.0	156.0	15.0	0.91	<5	0.91
	including	148.5	151.5	3.0	5.05	<5	5.05
Picacho	OG-675	18.0	19.5	1.5	3.93	135.00	6.38
Refugio	OG-672	214.5	225.0	10.5	0.59	49.71	1.50
Rosario	OU-513	66.0	68.0	2.0	5.02	271.50	9.96
Picacho	OG-671	144.0	147.0	3.0	2.20	148.50	4.90
Picacho	OG-664	156.0	160.5	4.5	6.21	392.00	13.34
Estrella	OG-672	6.2	13.3	7.1	1.66	<5	1.66
	and	78.3	79.9	1.5	4.10	<5	4.10
PDG	OG-668	241.5	246.0	4.5	0.92	68.67	2.17
Estrella	OG-619	5.2	8.2	3.1	3.00	31.40	3.57
Estrella	OG-632	45.0	46.5	1.5	3.90	45.00	4.72
Picacho	OG-659	78.0	109.5	31.5	1.61	44.24	2.41
	including	85.5	97.5	12.0	2.13	69.20	3.39
Picacho	OG-659	189.0	190.5	1.5	7.80	336.40	13.92
Picacho	OG-662	178.5	183.0	4.5	2.42	91.60	4.09
Picacho	OG-663	25.5	30.0	4.5	2.92	22.36	3.33
Picacho	OG-670	72.0	73.5	1.5	7.80	72.94	9.13
Suerte de Lukas	OG-527	24.0	32.0	8.0	0.66	33.50	1.27
	and	47.0	53.0	6.0	1.23	32.00	1.82
Picacho	OG-542	73.5	75.0	1.5	3.03	267.98	7.91
Picacho	OG-604	163.5	168.0	4.5	6.04	82.70	7.55
Picacho	OG-608	28.5	30.0	1.5	3.57	35.00	4.21
Conico	OG-585	144.0	151.5	7.5	4.23	462.7	12.65
	including	147.0	148.5	1.5	16.87	1,885.6	51.5

Note: This exploration information has been reviewed by Qualified Person, Mr. Martin Dupuis. All sample analyses were performed in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

  During the quarter, three underground core drills were devoted to the drilling of the Balvanara, Aventurera, Belen, San Jose, and Santa Eduviges veins. During the second quarter, 9,556 metres of drilling in 65 holes was completed with 19,332 metres of drilling in 112 holes completed year to date. At the end of the second quarter, the expanded underground program was approximately 44 percent complete, with expected completion late in the fourth quarter, 2009. At the end of June a fourth underground drill was mobilized to help complete the Santa Eduviges program, at which time two drills will be re-located to the main underground mine. Underground exploration drifting continued to progress through the quarter with the intent of accessing additional drill stations to drill the remainder of 2009’s targets.

  Significant intercepts drilled during the quarter include:

  Hole OG-578 in Sta. Eduviges, with a 9.0 metre intercept with an average of 8.12 grams per tonne gold and 390.8 grams per tonne silver (15.22 gold equivalent); and

  Hole OG-515 in Rosario, with a 3.0 metre intercept with an average of 8.54 grams per tonne gold and 463.7 grams per tonne silver (16.97 gold equivalent).

Other significant underground intercepts to date include:

Orebody	Hole	From	To	Length	Au	Ag	AuEq (55)
Sta. Eduviges	OU-578	129.0	138.0	9.0	8.12	390.8	15.22
Balvanera	OU-530	75.0	76.5	1.5	1.89	489.0	10.78
Rosario	OU-513	66.0	68.0	2.0	5.02	271.5	9.96
Rosario	OU-510	46.5	48.0	1.5	6.08	186.0	9.46
Rosario	OU-515	65.0	68.0	3.0	8.54	463.7	16.97
Balvanera	OU-532	69.0	73.5	4.5	5.19	146.2	7.85
Balvanera	OU-471	57.0	59.7	2.7	7.40	156.4	10.24
San Juan	OU-472	114.9	116.1	1.2	5.21	382.0	12.16
San Juan	OU-477	133.0	133.6	0.6	2.77	289.0	8.02
	and	137.0	138.0	1.0	3.32	141.0	5.88
Rosario	OU-503	53.0	53.6	0.6	3.33	366.0	9.98
Rosario	OU-505	49.6	50.5	0.9	8.35	1,055.0	27.53

Note: This exploration information has been reviewed by Qualified Person, Mr. Martin Dupuis. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures. True widths have not been calculated.

  Upon completion of the Phase 2 expanded surface drilling program, the Company intends to complete a mid-year update of the Ocampo open pit resource model. Concurrently, an update will also be completed on the underground resource model utilizing drilling and development information acquired by the second quarter. It is anticipated that updated resources and reserves for both the open pit and underground will be issued by the Company by the end of the third quarter. A final 2009 reserve will also be released in Q1, 2010, utilizing all the Phase 3 open pit drilling and the remainder of the planned underground holes drilled through the end of 2009.

Ocampo Grass Roots Exploration

  In response to the encouraging mineralization discovered at the Altagracia exploration target located on the east side of the Ocampo River, the Company has completed 12 diamond drill holes to date totaling 2,977 metres. Of the 12 holes completed, six have shown significantly anomalous to high-grade gold-silver mineralization. The two best intercepts to date include a deep intercept in Hole OG-680 with an intercept of 10.4 metres averaging 3.01 grams per tonne gold and 281 grams per tonne silver (8.12 grams per tonne gold equivalent), and the previously-reported intercept in hole OG-597. These appear to be in two separate subparallel structures.

A summary of the drill intercepts on Altagracia to date include:

Target	Hole	From	To	Length	Au	Ag	AuEq(55)
Altagracia	OG-596	88.5	95.5	7.0	1.46	4.0	1.53
Altagracia	OG-597	71.0	72.1	1.1	0.20	33.0	0.80
Altagracia	OG-597	142.0	151.0	9.0	11.32	91.0	12.97
Altagracia	OG-598	127.0	132.0	5.0	1.17	28.0	1.68
Altagracia	OG-599	146.5	148.0	1.5	0.56	5.0	0.65
Altagracia	OG-599	151.0	153.0	2.0	0.38	9.0	0.54
Altagracia	OG-599	189.5	205.0	15.5	0.36	5.0	0.45
Altagracia	OG-600	103.0	104.0	1.0	0.23	41.0	0.98
Altagracia	OG-680	323.0	333.4	10.4	3.01	281.0	8.12
Altagracia	OG-695	13.3	17.0	3.7	0.25	6.0	0.35

Note: This exploration information has been reviewed by Qualified Person, Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, based in Vancouver, British Columbia, or in the Ocampo mine lab, using standard fire assay procedures. True widths have not been calculated.

  The ongoing geologic mapping and surface geochemical program has defined numerous new exploration targets close to our existing operations at Ocampo. Based on this work the Company has approved an additional 16,500 metre drilling program to test new targets outside of the known ore deposits.

  One exploration target, Las Molinas, located north of the mill processing facility, has characteristics similar to other open pit mineralization within the existing operations, including extensive surface gold-silver anomalism, wide zones of fracturing and locally very high-grade narrow veins at the intersection of three vein structures. Two drills were mobilized to this target in late-June.

  A satellite astre analysis has identified a large 800 x 30 metre anomaly south of the PGR trend (the current open pit mining area) with a similar alteration signature. Follow up mapping and sampling on Santa Librada was done in June with surface samples grading as high as 28.86 grams per tonne gold equivalent. A 5,160 metre drill program has been designed to test the target later in the year.

El Cubo Exploration Highlights
Over the past five months the Company’s Exploration department has renewed its efforts in the El Cubo Mine and Guanajuato district. The work has resulted in the definition of seventeen new exploration target areas that are presently being worked into an integrated drill plan for the later part of the year.

Guadalupe y Calvo
Follow-up on the panned-concentrate stream-sediment geochemistry discovered an outcropping vein system that was previously unrecognized that lies within Gammon’s San Luis claim, northwest of the Guadalupe y Calvo resources ground. The vein is generally less than one-metre thick, but has some local showings up to 5 metres wide and is discontinuously exposed over a 1,500 metre length. The vein system strikes N50°W and dips 75° to the SW, similar to the Rosario Vein system, and is located some 5 kilometres northwest of our core property. Geologic mapping and sampling has been initiated.

In addition, a weakly silicified rhyolite dome was discovered northeast of the Lincoln ground on our San Luis claim in association with a strong panned concentrate gold anomaly. Subsequently, the Company ran a small soil and rock geochemical survey over a 600 x 400 metre area, and results are pending. Gammon has also submitted application to register an additional 36,000+ hectares of exploration property located to the northwest of the Guadalupe y Calvo San Luis claim, an area not previously staked.

"I am pleased that our team at Ocampo has developed a substantial inventory of fourteen high-quality exploration drill targets within the property, and that we are able to finance the drilling of all of these targets from the Company’s cash flow. I am excited that the first stage of drilling at Altagracia has discovered some potentially underground-mineable grades and excellent widths, as the Ocampo district is now clearly open to expansion eastward. We will continue to drill this target in hopes of defining an economic plan." stated Peter Drobeck, Sr. V.P. of Exploration & Business Development. "At the same time, our renewed efforts at El Cubo are turning up some excellent new exploration targets now that we have built a much better geologic model for the Sierra Vein system. Guanajuato is a large mining district and the identification of numerous new exploration ideas, many based on straightforward considerations of stratigraphic controls to mineralization, bodes well for the future of this asset."

About Gammon Gold
Gammon Gold Inc. is a Nova Scotia based mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion	Anne Day
Chief Executive Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

###

Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

July 15, 2009